

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

January 20, 2011

Richard A. Sneider
Chief Financial Officer
Kopin Corporation
200 John Hancock Rd.
Taunton, MA 02780-1042

     Re: Kopin Corporation
             Form 10-K for the Fiscal Year Ended December 26, 2009
             Filed March 8, 2010
             File No. 000-19882

Dear Mr. Sneider:

     We have completed our review of your filings and do not have any further comments at this time.

                           Sincerely,

                           Jeffrey Jaramillo
                           Accounting Branch Chief